Exhibit 99.1

COPERNIC DESKTOP SEARCH WINS TWO INTERNATIONAL AWARDS

PC Pro and Micro Hebdo ranks Copernic Desktop Search Superior to Google, Yahoo and Microsoft

Montreal, Canada, February 1, 2007—Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), a leader in Internet search and online advertising, announced that PC Pro, UK’s most respected IT magazine for professionals and Micro Hebdo, one of France’s most read IT magazine, have selected Copernic Desktop Search 2.0 as the top desktop search tool.

PC Pro selected Copernic Desktop Search as their desktop client of choice after evaluating five desktop search software applications including: Yahoo Desktop Search, Google Desktop Search and Windows Desktop Search by Microsoft. PC Pro found Copernic Desktop Search fast, sleek, powerful, and efficient. Copernic also received the lowest system resource usage on their test system from initial indexing and CPU usage through to disk space.

As for Micro Hebdo, they also evaluated the same desktop search tools and selected Copernic Desktop Search as their #1 application. Micro Hebdo preferred Copernic Desktop Search for its efficiency, speed and well designed interface.

“We are very proud to have received such recognition from prestigious international publications like PC Pro and Micro Hebdo. These new acknowledgments further demonstrate our ability to develop world-class products that rival and even beat those made by the large prestigious search engine companies,” said Martin Bouchard, President and CEO of Mamma.com. “We intend to stay at the top by aggressively developing the product and adding functionalities that will make our offering very unique.”

Copernic Desktop Search is available as a free download from http://www.copernic.com/

To view the PC Pro review please visit:

http://www.pcpro.co.uk/reviews/102276/copernic-desktop-search-2.html

To view the Micro Hebdo review (in French) visit:

http://www.01net.com/article/338682_a.html

About Mamma.com Inc.

Mamma Media Solutions™ is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com The Mother of All Search Engines® (www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, Copernic Technologies develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. It’s desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005.

More information can be found at www.mammamediasolutions.com and www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Martin Bouchard, President and Chief Executive Officer

Mamma.com Inc.

Telephone Toll Free: (877) 289-4682 #121

Telephone: (418) 527-0528 ext. 1013

Email: copernicpr@copernic.com

Web site: www.mammainc.com